UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

January 17, 2025

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In the Matter of

Twin Hospitality Group Inc.
5151 Belt Line Road, Suite 1200
Dallas, Texas 75254

ORDER DECLARING REGISTRATION EFFECTIVE PURSUANT TO SECTION 12(d) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

File No: 001-42395

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       Twin Hospitality Group Inc. has filed with the Commission and the Nasdaq Stock Market LLC an application to register its Class A Common Stock on the exchange, pursuant to Section 12(b) of the Securities Exchange Act of 1934.

       In accordance with Section 12(d) of the Exchange Act, the authorities of the exchange have certified to the Commission that they have approved the class of securities for listing and registration.

       Twin Hospitality Group Inc. requests that the registration be made effective before 30 days have expired since the Commission received the exchange's certification.

       The request for acceleration appears to be appropriate in the public interest and for the protection of investors. Therefore, it is ORDERED that the registration on the Nasdaq Stock Market LLC shall become effective immediately.

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Mara L. Ransom
Office Chief